

03025544


RECD S.E.C.
JUN 3 0 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

MANUALLY SIGNED

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number : 000-28389

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

The Savings Bank of Manchester Savings Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Connecticut Bancshares, Inc.
923 Main Street
Manchester, Connecticut 06040

REQUIRED INFORMATION

Item 1-3. The Savings Bank of Manchester Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of Deloitte & Touche LLP
Exhibit 99.0 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FINANCIAL STATEMENTS

Deloitte & Touche

The Savings Bank of Manchester Savings Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2002 and 2001
Supplemental Schedule
Year Ended December 31, 2002

Deloitte
Touche
Tohmatsu

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
City Place, 33rd Floor
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3097
Fax: (860) 280-3051
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in
The Savings Bank of Manchester Savings Plan
Manchester, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Savings Bank of Manchester Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2003

Deloitte
Touche
Tohmatsu

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments:		
Employer Stock Fund	$ 11,813,186	$ 7,980,800
The Savings Bank of Manchester 401(k) Investment Account	4,043,186	3,329,855
Mutual funds	4,950,702	6,789,844
Cash equivalents	80,936	-
Participant loans	13,283	17,476
Total investments	20,901,293	18,117,975
Receivables:		
Participant contributions	-	114,990
Accrued investment income	44	40,135
Total receivables	44	155,125
NET ASSETS AVAILABLE FOR BENEFITS	$ 20,901,337	$ 18,273,100

See notes to financial statements.

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Employer	$ 460,721	$ 388,895
Participant	1,330,447	1,144,769
Total contributions	1,791,168	1,533,664
Interest income	174,669	158,082
Dividends	133,812	128,685
Net appreciation in fair value of investments	2,274,945	1,252,686
Plan transfers	-	1,437,756
Total additions	4,374,594	4,510,873
DEDUCTIONS:		
Benefit payments	(1,746,357)	(716,571)
NET INCREASE IN NET ASSETS	2,628,237	3,794,302
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	18,273,100	14,478,798
End of year	$ 20,901,337	$ 18,273,100

See notes to financial statements.

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS THEN ENDED

1. DESCRIPTION OF THE PLAN

The following description of The Savings Bank of Manchester Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering employees of The Savings Bank of Manchester and subsidiaries (collectively, the "Bank"). The Plan became effective as of January 1, 1985, and the assets in the Bank's former Employees' Thrift Incentive Plan were transferred into the Plan. On August 31, 2001, the Bank merged with First Federal Savings and Loan Association of East Hartford. As a result of the merger, the assets of the First Federal Employee's Savings Plan (the "First Federal Plan") of $1,437,756 were transferred into the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility - For Plan years after 1991, all employees are eligible to participate on the first eligibility date, as defined, on which the Bank has employed the individual for six months. Prior to 1992, employees were eligible to participate on the first eligibility date, as defined, on which the Bank employed the individual for twelve months.

Plan Administration - The Plan is administered by the Bank. Eastern Bank and Trust Company is the Plan's trustee. The Plan's trustee invests funds based on participant elections.

Contributions - In 2002, participants may contribute up to $11,000 ($10,500 in 2001) of their pre-tax annual compensation as defined by the Plan, subject to certain Internal Revenue Code limitations. In addition, the Bank may make matching contributions and/or profit-sharing contributions to the Plan in amounts determined by its Board of Directors. The Board of Directors determined the matching contribution to be 50% of the first 6% of a participant's pre-tax contribution in 2002 and 2001. Bank contributions are made annually on December 31 for eligible participants who have met the requirements for such allocations under the Plan for the current year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Bank's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Bank contributions are invested based on participant directed allocations. All contributions are initially deposited in the 401(k) investment account. Participants then direct the amounts to the various investment funds available. The Plan currently offers seventeen mutual funds, Bank stock and a variable interest rate deposit account as investment options for participants. Participant loans represent remaining amounts outstanding as of December 31, 2002 on loans transferred in from the First Federal Plan.

Vesting - Participants are 100% vested in their elective, matching, profit sharing, and rollover contributions and the earnings thereon.

Withdrawals - A participant's voluntary contribution transferred from the Employees' Thrift Incentive Plan to the Plan on his or her behalf can be withdrawn for any reason; however, withdrawals may be subject to early withdrawal penalties. For all other amounts contributed to the Plan, withdrawals can be made only under certain circumstances. After reaching age 59-1/2, a participant may withdraw all or a portion of his or her deferral contribution or regular account for any reason. Prior to reaching age 59-1/2, elective contributions may be withdrawn from a participant's deferral contributions account in the event of hardship, provided that the participant has first received from the Plan all amounts which are available to the participant from voluntary and rollover contributions accounts.

Payment of Benefits - The Plan provides for a participant, in the event of death, disability, termination or retirement, to receive his or her entire interest in all accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefit and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and bank stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The shares of the Employer Stock Fund are valued at market as determined by the quoted market price of Connecticut Bancshares, Inc.'s common stock as of the last business day of the calendar year. Investment accounts are recorded at fair value at year-end. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses - Administrative expenses of the Plan are paid by the Bank, as provided in the Plan document. If the Bank does not pay expenses in connection with the administration of the Plan, such expenses are to be paid from the Plan.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of persons who have elected to withdraw from the Plan were paid at December 31, 2002 and 2001.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	2002	2001
Employer Stock Fund	$ 11,813,186	$7,980,800
The Savings Bank of Manchester 401(k) Investment Account	4,043,186	3,329,855
Massachusetts Financial Services Company Trust Accounts:		
Capital Growth Fund	1,426,433	2,360,334
Total Return Fund	1,143,783	1,500,405
Emerging Growth Fund	-	1,163,253

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during the years ended December 31, 2002 and 2001, as follows:

	2002	2001
Employer Stock Fund	$ 3,901,238	$ 2,321,528
Mutual funds	(1,626,293)	(1,068,842)
Net appreciation in fair value of investments	$ 2,274,945	$ 1,252,686

4. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Plan held 307,235 and 308,735 shares, respectively, of common stock of Connecticut Bancshares, Inc., the sponsoring employer, with a fair value of $11,813,186 and $7,980,800, respectively. During the Plan years ended December 31, 2002 and 2001, the Plan had dividend income of $133,812 and $128,685, respectively, related to the common stock. The Plan offers investment in a variable interest rate deposit account, the 401(k) Investment Account, held at the Bank.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan, by action of its Board of Directors, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination and after payment of all expenses, Plan participants are entitled to receive their respective share of the Plan's net assets.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

THE SAVINGS BANK OF MANCHESTERS SAVINGS PLAN

EIN 06-0523880

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) **Plan 003**
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Employer Stock Fund	Common Stock, par value $0.01	**	$ 11,813,186
*	The Savings Bank of Manchester	401(k) Investment Account	**	4,043,186
*	Massachusetts Financial Services Company	Capital Growth Fund	**	1,426,433
		Total Return Fund	**	1,143,783
		Emerging Growth Fund	**	854,519
		Limited Maturity Fund	**	160,042
	Eaton Vance Management	Small Company Growth Fund	**	21,016
	Frank Russell Investment Company	Balanced Fund	**	371,962
		Aggressive Fund	**	24,308
		Conservative Fund	**	11,608
		Moderate Fund	**	10,875
		Equity Aggressive Fund	**	339
	The American Fund Group	Fundamental Investment Fund	**	188,464
		Europacific Growth Fund	**	74,553
		Bond Fund of America	**	51,361
	Alliance Capital	Alliance Growth & Income Fund	**	541,432
	Fidelity Investment Institutional Services Company	Midcap Growth Fund	**	70,007
*	The Savings Bank of Manchester	Interest bearing deposit	**	80,936
*	Loans to Participants	Loans bearing interest at 9.50% and maturing 2003 and 2006	**	13,283
				$ 20,901,293

* Indicates a party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2003

The Savings Bank of Manchester Savings Plan

By: Joyce Trainer

Joyce Trainer
Plan Administrator

00224533.WPD

EXHIBIT 23.1 CONSENT OF DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
City Place, 33rd Floor
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3097
Fax: (860) 280-3051
www.deloitte.com

Deloitte & Touche

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-50878 on Form S-8 and on No. 333-34080 on Form S-8 of our report dated June 26, 2003, appearing in this Annual Report on Form 11-K of The Savings Bank of Manchester Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 27, 2003

Deloitte
Touche
Tohmatsu

EXHIBIT 99.0
CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 99.0

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of Connecticut Bancshares, Inc., a Delaware corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of The Savings Bank of Manchester Savings Plan (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 23, 2003



Joyce R. Trainer
Senior Vice President and Plan Administrator

Date: June 23, 2003



Michael J. Hartl
Chief Financial Officer
(principal financial officer)